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                              August 4, 2021

       Jonathan Ricker
       Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed July 16, 2021
                                                            File No 024-11586

       Dear Mr. Ricker:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your disclosure on page 9 that you will begin the offering promptly and pursue it continuously thereafter
until the maximum has been sold. Please revise to clarify the offering period. Refer
to Securities Act Rule 251(d)(3)(i)(F).
       Exhibits

   2. Please file the exhibits required by Form 1-A. including your charter and bylaws. In addition, please file
your form of subscription agreement and legal opinion as exhibits to your offering
statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Jonathan Ricker
Mass Megawatts Wind Power, Inc.
August 4, 2021
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her
absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Ricker
                                                          Division of
Corporation Finance
Comapany NameMass Megawatts Wind Power, Inc.
                                                          Office of Energy &
Transportation
August 4, 2021 Page 2
cc:       Jonathan Ricker
FirstName LastName